

July 23, 2024

Nancy Buese
Chief Financial Officer
Baker Hughes Company
575 N. Dairy Ashford Rd., Suite 100
Houston, TX 77079

> **Re: Baker Hughes Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 5, 2024**
> **File No. 001-38143**

Dear Nancy Buese:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue and Operating Income, page 36

1. We note the tabular presentation of segment operating income through net income (loss) on page 37 includes a total of the segments' operating income, which appears to create a non-GAAP financial measure that should be reconciled to the most directly comparable GAAP measure. However, once reconciled it would appear such non-GAAP measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for "Corporate" expenses appears to present non-GAAP measures that may exclude certain normal, recurring, cash operating expenses. Therefore, please revise to remove "Total segment operating income" from this presentation in your MD&A in your periodic filings and your Form 8-K earnings releases. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the Non-GAAP Compliance & Disclosure Interpretations.

Fiscal Year 2023 to Fiscal Year 2022, page 37

2.   Your discussion and analysis of results of operations appears to primarily discuss results based on the line items as presented in your ASC 280 segment disclosures. Additionally, for certain items discussed, such as "Corporate" expenses, it is not clear how these are presented in your consolidated statements of operations. Please revise to ensure your discussion of segment results focuses on segment revenues and items included within the segment profit (loss) measure. In addition, revise to include a separate discussion of the company's consolidated results of operations based on your consolidated statements of operations. Refer to Item 303(b) of Regulation S-K.

Guarantor Information, page 43

3.   We note the disclosure regarding your guarantee of debt instruments issued by subsidiaries. Please tell us what consideration was given to identifying the specific debt security that is registered and filing Exhibit 22 pursuant to Item 601 of Regulation S-K for guaranteed debt securities subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joyce Sweeney at 202-551-3449 or Christine Dietz at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Fernando Contreras